                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 10-K


(Mark One)

/ / Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1998 or

/ / Transition report pursuant to section 13 or 15(d) of the Securities Exchange
    Act of 1934 for the transition period from                to

This report on Form 10-K is made as a Special Financial Report pursuant to Rule 15d-2 under the Securities Exchange Act of 1934 and contains only Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations", and Item 8, "Financial Statements and Supplementary Data", at December 31, 1998 and December 31, 1997 and for the three years in the period ended December 31, 1998.

     Commission file number  _____________________________________________

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                        DELAWARE                                                 38-3161171
    (State or other jurisdiction of incorporation or                (I.R.S. Employer Identification No.)
                     organization)

                  1840 HOLBROOK AVENUE                                    DETROIT, MICHIGAN 48212
        (Address of principal executive offices)                                 (Zip Code)


                                 313-974-2000
             (Registrant's telephone number, including area code)

         SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

         COMMON STOCK, PAR VALUE $.01 PER SHARE                           NEW YORK STOCK EXCHANGE
                 (Title of each class)                          (Name of each exchange on which registered)

SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                   NONE

                                            ______________________
                                               (TITLE OF CLASS)


                                            ______________________
                                               (TITLE OF CLASS)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. Yes /x/     No / /

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. /x/

The aggregate market value of the voting stock of the registrant held by stockholders (not including voting stock held by directors and executive officers of the registrant) on March 31, 1999 was approximately $84 million. As of March 31, 1999, the registrant had 39,465,097 shares of voting common stock outstanding.

Documents incorporated by reference: None

American Axle & Manufacturing Holdings, Inc.
Special Financial Report on Form 10-K
Year Ended December 31, 1998

  INDEX
---------
 Item  7   Management's Discussion and Analysis of Financial Condition and Results of Operations
 Item  8   Financial Statements and Supplementary Data
 Item 14   Exhibits and Financial Statement Schedules


SCHEDULE
 NUMBER
---------
   II.     Valuation and Qualifying Accounts


 EXHIBIT
 NUMBER
---------
   12      Statement of Computation of Ratio of Earnings to Fixed Charges
   27      Financial Data Schedule (For SEC use only)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This discussion and analysis presents the factors that had a material effect on our results of operations and cash flows during the three years ended December 31, 1998, and our financial position at December 31, 1998 and December 31, 1997. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto appearing elsewhere in this Special Financial Report. As used in this Special Financial Report, unless the context otherwise requires, references to "we", "us" or "American Axle" shall mean collectively (i) American Axle & Manufacturing Inc. ("AAM Inc."), a Delaware corporation, and its predecessor and direct and indirect subsidiaries and (ii) American Axle & Manufacturing Holdings, Inc. and its predecessor ("Holdings"), a Delaware corporation and the direct parent corporation of AAM, Inc.

COMPANY OVERVIEW

     We are a Tier I supplier to the automotive industry and a world leader in the design, engineering and manufacturing of driveline systems for light trucks and sport utility vehicles ("SUVs"). The driveline system includes all of the components that transfer power from the transmission and deliver it to the drive wheels. The driveline products produced by us include axles, propeller shafts, chassis components and forged products. We are General Motors Corporation's ("GM") principal supplier of driveline components for light trucks, SUVs and rear-wheel drive ("RWD") passenger cars. Sales to GM were approximately 93%, 96% and 96% of our net sales in 1998, 1997 and 1996, respectively.

     In March 1994, we purchased the assets of the Final Drive and Forge Business Unit of the Saginaw Division of GM. In connection with our acquisition of the Business Unit, we entered into the Component Supply Agreement (the "CSA") with GM under which we became the sole-source supplier to GM of all the products and components previously supplied to GM by the Business Unit. In October 1997, we entered into a Recapitalization Agreement pursuant to which Blackstone Capital Partners II Merchant Banking Fund LP and certain of its affiliates (collectively "Blackstone") acquired control of us. On September 17, 1997 AAM Acquisition, Inc., an entity organized by Blackstone, Jupiter, Mr. Dauch, Mr. Harris and AAM, Inc., then the parent of Holdings, entered into an agreement (the "Recapitalization Agreement") pursuant to which Blackstone acquired control of Holdings on October 29, 1997 (the "Recapitalization"). In connection with the Recapitalization, we entered into an additional binding agreement with GM, the Amended and Restated Memorandum of Understanding (the "MOU"). Under the MOU, we have agreed with GM to commit to transition the CSA into a number of separate Lifetime Program Contracts ("LPCs") applicable for the life of each GM vehicle program covered by an LPC. These LPCs will ultimately replace the CSA. LPCs have been entered into for substantially all GM vehicle programs supplied by us, including the GMT-800 and the M-SUV Programs.

     In order to induce GM to enter into the MOU and commit to enter into the LPCs, in 1997, we agreed to temporary reductions of certain payments previously agreed to be made by GM to us as part of the commercial arrangements between us, including certain payments pursuant to the CSA. Such reductions amounted to approximately $11.4 million in 1997 and approximately $51.5 million in 1998. Such reductions terminated at December 31, 1998.

     We sell most of our products under long-term contracts at fixed prices, some of which are subject to annual price reductions in subsequent years, and all of which are subject to negotiated price increases for engineering changes. With respect to GM, pricing has been established for products sold under the CSA and the LPCs; however, we must remain competitive with respect to technology, design and quality. We currently purchase through GM's purchasing network certain materials for use in the manufacture of products sold under the CSA and the LPCs. Under the CSA and currently under the LPCs, we pay current market prices for certain materials used in the manufacture of products sold to GM, but increases or decreases in such prices from levels established under the CSA or LPCs currently result in corresponding increases or decreases in the aggregate amount paid to us by GM for our products, thereby protecting us from increases in the costs of such materials while such purchasing arrangement is in effect. We have agreed with GM to develop a mutually satisfactory plan to terminate this purchasing arrangement no later than December 2002. Thus, while the prices at which we sell our products under the CSA and the LPCs have been established, under the LPCs, upon termination of the purchasing arrangement described above, we will no longer have a contractual right to pass on any future increases in the cost of such materials. Increases in material costs beyond the established prices are the only costs passed on to GM under the CSA and under the LPCs. There can be no assurance that we will be able to pass on any increased labor, materials or other costs to GM in the future as we have from time to time in the past pursuant to the above-described terms of the CSA or by certain additional payments agreed to as part of the commercial arrangements between GM and ourselves. LPCs have terms equal to the lives of the relevant vehicle programs, which typically run 6 to 12 years. We will have to compete for future GM business upon the termination of the LPCs.

ALBION ACQUISITION

     In October 1998, we completed the acquisition of Albion Automotive (Holdings) Limited ("Albion"). Albion manufactures front steerable and rear axles, driving heads, crankshafts, chassis components and transmission parts used primarily in medium-duty trucks and buses for customers located in the United Kingdom and elsewhere in Europe. Albion's sales for the year ended December 31, 1998 were approximately $130 million and its major customers include Caterpillar (Perkins), LDV, PACCAR (Leyland and DAF), Renault, Rolls-Royce, Rover and Volvo. The acquisition has been accounted for under the purchase method of accounting, and Albion's results since the acquisition date have been included in our consolidated financial results for the year ended December 31, 1998.

GM WORK STOPPAGE

     The GM work stoppage which occurred in June and July of 1998 resulted in the shutdown of nearly all of GM's North American production facilities and impacted our operations in June and July 1998 and also resulted in related start-up inefficiencies in our operations in August 1998. We estimate that sales lost as a result of the GM work stoppage were approximately $188 million and operating income was adversely impacted by approximately $71 million.

INDUSTRY AND COMPETITION

     Our operations are cyclical because they are directly related to domestic automotive production, which is itself cyclical and dependent on general economic conditions and other factors. The axle and related driveline systems segment of the automotive industry is highly competitive. The current trend in the automotive industry is for original equipment manufacturers "(OEMs)" to shift research and development ("R&D"), design and testing responsibility to suppliers to take advantage of certain efficiencies. The OEMs have also been reducing the number of their suppliers, preferring stronger relationships with fewer suppliers. As a result, the Tier I supplier market has been undergoing consolidation over the past three to four years. This trend is expected to continue, leaving the industry with only a small number of dominant, worldwide suppliers.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data expressed as a percentage of net sales:

                                                                               YEAR ENDED DECEMBER 31,
                                                                            -----------------------------
Statement of income data:                                                   1996        1997        1998
                                                                            -----       -----       -----
  Net sales.............................................................    100.0%      100.0%      100.0%
  Cost of goods sold....................................................     91.3        89.8        92.3
                                                                            -----       -----       -----
  Gross profit..........................................................      8.7        10.2         7.7
  Selling, general and administrative expenses..........................      4.1         4.8         5.2
                                                                            -----       -----       -----
  Operating income......................................................      4.6         5.4         2.5
  Other (expense) income................................................       .3        (1.0)       (2.2)
                                                                            -----       -----       -----
  Income before income taxes............................................      4.9         4.4          .3
  Income tax expense....................................................      1.8         1.8          .1
                                                                            -----       -----       -----
  Net income............................................................      3.1%        2.6%         .2%
                                                                            -----       -----       -----
                                                                            -----       -----       -----

RESULTS OF OPERATIONS--YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Net Sales. Net sales decreased approximately 5% to $2.04 billion for the year ended December 31, 1998 compared with $2.15 billion for the year ended December 31, 1997. This decrease was primarily due to the adverse impact of the GM work stoppage which occurred in June and July of 1998 and the impact of the $51.5 million temporary payment reductions discussed under "--Company Overview" above, partially offset by higher average "Sales-Dollar Content" per vehicle (our revenue per vehicle containing our products) and the inclusion of Albion sales since the acquisition. We estimate that sales lost as a result of GM work stoppages approximated $188 million and $60 million for the years ended December 31, 1998 and 1997, respectively. We estimate that net sales growth would have approximated 3% for the year ended December 31, 1998 after excluding the effects of the temporary payment reductions in 1998 and the effects of the GM work stoppages in 1998 and 1997. Average Sales-Dollar Content per vehicle for the year ended December 31, 1998 for GM light trucks, SUVs and vans (excluding front-wheel drive mini-vans) increased slightly over average Sales-Dollar Content per vehicle for such vehicles for the year ended December 31, 1997 primarily due to:

     o higher average Sales-Dollar Content per vehicle for the GMT-800 Program versus the GMT-400 Program; and

     o revenue increases related to certain cost increases and engineering changes that could be passed on to GM.

As adjusted for the GM work stoppages, 1998 production volumes were slightly below 1997 levels primarily due to the 1998 launch of the GMT-800 Program.

     Sales to customers other than GM increased 51% to $134.1 million for the year ended December 31, 1998, versus $88.5 million for the year ended
December 31, 1997. The increase in sales to customers other than GM is principally due to the inclusion of Albion's sales and additional business we have obtained. We had sales outside the United States of $421.5 million in 1998 compared to $421.7 million in 1997. The change in international sales is principally due to the inclusion of Albion's sales offset by the unfavorable sales impact of the GM work stoppage in 1998.

     Gross Profit. Gross profit decreased 29% to $156.4 million for the year ended December 31, 1998 compared with $220.1 million for the year ended December 31, 1997. Gross margin decreased to 7.7% in the year ended December 31, 1998 compared to 10.2% for the year ended December 31, 1997. The decreases in gross profit and gross margin in the year ended December 31, 1998 were due primarily to the impact of the 1998 GM work stoppage, which is estimated to have caused approximately $71 million of the decrease in gross profit, and the temporary payment reductions discussed above, partially offset by increased productivity as a result of the prior capital expenditures made to improve manufacturing processes, reduce labor intensive operations and achieve other cost efficiencies.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses (including R&D) increased 2% to $106.2 million for the year ended December 31, 1998 compared with $104.0 million for the year ended December 31, 1997. Selling, general and administrative expenses as a percentage of sales increased to 5.2% for the year ended December 31, 1998 compared to 4.8% for the year ended December 31, 1997. The increase in spending was principally due to our increase in personnel to support our growth and continued investments for information systems as we complete our transition from GM systems. The increase as a percent of sales was primarily due to lost sales as a result of the 1998 GM work stoppage. R&D expenses were $29.5 million for the year ended December 31, 1998 compared to $27.8 million for the year ended December 31, 1997. The increase in R&D expenses in the year ended December 31, 1998 compared to the year ended December 31, 1997 is primarily due to R&D expenses incurred to support new product programs.

     Operating Income. Operating income was $50.2 million for the year ended December 31, 1998 compared to $116.1 million for the year ended December 31, 1997. Operating margin decreased to 2.5% for the year ended December 31, 1998 compared to 5.4% for the year ended December 31, 1997. The decrease in operating income was primarily due to the impact of the 1998 GM work stoppage which is estimated to have caused approximately $71 million of the decrease, the impact of the temporary payment reductions and increased selling, general and administrative expenses.

     Net Interest. Net interest expense was $44.3 million for the year ended December 31, 1998 compared to net interest expense of $1.8 million for the year ended December 31, 1997. The increase in net interest expense was due to the borrowings incurred in connection with the Recapitalization.

     Income Tax Expense. There was an income tax expense of $2.1 million for the year ended December 31, 1998 compared to $38.9 million for the year ended December 31, 1997. Our effective income tax rate was 37.0% for the year ended December 31, 1998 versus 41.3% for the year ended December 31, 1997.

     Net Income. There was net income of $3.5 million for the year ended December 31, 1998 compared to $55.3 million for the year ended December 31, 1997, primarily due to the operating results discussed previously and the impact of additional interest expense in 1998.

RESULTS OF OPERATIONS--YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net Sales. Net sales increased 6% to $2.15 billion for 1997 compared to $2.02 billion for 1996. This increase was primarily due to:

     o a slight increase in the volume of our products for GM light trucks, SUVs and vans (excluding front-wheel drive mini-vans); and

     o an estimated 6% increase in the average Sales-Dollar Content per vehicle for GM light trucks, SUVs and vans (excluding front-wheel drive mini-vans) primarily related to changes in product mix and revenue increases related to certain cost increases and engineering changes that could be passed on to GM.

     Sales to GM were approximately 96% of our total sales in both 1997 and 1996. Sales to customers other than GM increased approximately 12% to approximately $88.5 million in 1997 compared to $78.8 million in 1996. We had sales outside the United States of $421.7 million in 1997 compared to $360.5 million in 1996. These increases were a result of new business initiatives that we implemented.

     Gross Profit. Gross profit increased approximately 25% to $220.1 million for 1997 compared to $176.6 million for 1996. Gross margin increased to 10.2% for 1997 compared to 8.7% for 1996. These increases were primarily due to increased net sales as described above and increased productivity primarily as a result of the capital expenditures to support manufacturing initiatives, reduce labor intensive operations and achieve cost productivity initiatives, as well as a benefit of approximately $20 million related to a change in assumptions in 1997 related to pensions and other postretirement benefits other than pensions, and a decrease in depreciation resulting from a change in estimated lives, partially offset by higher labor costs associated with the February 1997 labor negotiations and resulting contracts.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses (including R&D) increased approximately 25% to $104.0 million for 1997 compared to $83.1 million for 1996. Selling, general and administrative expenses as a percentage of sales increased to 4.8% for 1997 compared to 4.1% for 1996. These increases were principally due to our increase in personnel to support our growth, investments made for information systems as we transition from GM systems, certain stock compensation expenses totaling
$9.2 million and increases in R&D expenses. R&D expenses increased approximately 19% to $27.8 million for 1997 compared to $23.4 million for 1996. The increases in R&D spending were primarily related to our initiative to expand our customer and product base through the development of advanced driveline systems including the support of the M-SUV Program.

     Operating Income. Operating income increased approximately 24% to $116.1 million for 1997 compared to $93.5 million for 1996. Operating margins increased to 5.4% for 1997 compared to 4.6% for 1996. These increases were primarily due to increased volumes and increased productivity, the impact of the change in assumptions and depreciable lives partially offset by the impact of increased selling, general and administrative expenses discussed above.

     Net Interest. Net interest expense was $1.8 million for 1997 compared to net interest income of $9.4 million for 1996. The increase was due to the additional borrowings incurred in connection with the Recapitalization. For most of 1996 and 1997, we had excess cash invested in short-term investments and limited outstanding debt.

     Recapitalization Expenses. We incurred $15.9 million of expenses in 1997 related to the Recapitalization. These expenses were seller-related expenses which included professional advisory fees.

     Income Tax Expense. Income tax expense increased 6% to $38.9 million for 1997 compared to $36.6 million in 1996. Our effective income tax rate was 41.3% for 1997 compared to 37.2% for 1996. The increase in the effective tax rate for 1997 was primarily due to non-deductible permanent items related to stock compensation.

     Net Income. Net income decreased 10% to $55.3 million for 1997 compared to $61.7 million for 1996 primarily due to the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

     Management assesses our liquidity in terms of our overall ability to mobilize cash to support business needs and to fund growth. We rely primarily upon cash flow from operations and borrowings under our Credit Facilities and a $153 million receivables purchase facility (the "Receivables Facility") to finance operations and capital expenditures.

The Credit Facilities consist of:

    o a Senior Secured Term Loan Facility (the "Tranche A Term Loan Facility") providing for delayed draw term loans in an aggregate principal amount of $125 million;

    o a Senior Secured Term Loan Facility (the "Tranche B Term Loan Facility" and, together with the Tranche A Term Loan Facility, the "Term Loan Facility")) providing for term loans in an aggregate principal amount of $375 million;
and

    o a Senior Secured Revolving Credit Facility (the "Revolving Credit Facility") providing for revolving loans and the issuance of letters of credit in an aggregate principal and stated amount not to exceed $250 million (of which not more than $30 million may be represented by letters of credit).

See Note 3 to the Consolidated Financial Statements.

     The acquisition price for Albion was approximately $42 million in cash, provided by borrowings under our Revolving Credit Facility, and approximately $30 million of assumed debt and capital lease obligations. Approximately $14 million of consideration may be payable to Albion's former shareholders based upon Albion's future financial performance.

     At December 31, 1998, we had a working capital deficit of $68.9 million versus a deficit of $96.8 million at December 31, 1997. This decrease was a result of lower accounts receivable partially offset by increased inventories, prepaid expenses principally related to income taxes and lower levels of accrued compensation and benefits. The decrease in accounts receivable at December 31, 1998 from December 31, 1997 was due to the receipt of payments from GM for rebillable tooling charges, premium charges for additional manufacturing capacity and volume and raw material rebates.

     As part of the arrangements with GM, payment terms for products shipped to GM will steadily lengthen during the three-year period beginning March 1, 1999, resulting in an expected increase in accounts receivable balances and anticipated increased interest expense related to our funding of working capital. We anticipate that this working capital increase will be funded from available sources including cash flow from operations and our Credit Facilities.

     At December 31, 1998, $375.0 million of borrowings were outstanding and $125.0 million was available for future borrowings under the Term Loan Facility and $223.0 million was outstanding and $27.0 million was available for future borrowings under the Revolving Credit Facility. Additionally at December 31, 1998, approximately $66 million was available under the variable funding certificates of the Receivables Facility, of which $63.0 million was utilized and borrowed. These facilities were established in connection with the Recapitalization. The $186.3 million increase in long-term debt and capital lease obligations at December 31, 1998, as compared to December 31, 1997, was principally related to the effects of the GM work stoppage on cash flow from operations, capital expenditures, the approximately $42 million of cash used to acquire Albion and the assumption of the debt and capital lease obligations of Albion.

     The weighted average interest rate of our long-term debt outstanding as of December 31, 1998 was approximately 8.0% and was approximately 8.1% at December 31, 1997.

     Capital expenditures were $210.0 million, $282.6 million and $162.3 million in 1998, 1997 and 1996, respectively. These investments in machinery and equipment were primarily made to support the launch of the GMT-800 Program, to reduce labor-intensive operations, to support additional capacity and for cost reduction programs including upgrades in machinery technology and quality standards. We estimate that we will invest approximately $360 million in capital expenditures during 1999.

     We intend to fund our capital expenditures by borrowing under the Credit Facilities or the Receivables Facility. We believe our lines of credit are adequate to support ongoing operational requirements. Beyond that, we believe we have sufficient financial flexibility to attract long-term funding on acceptable terms as may be needed to support our growth objectives.

     On February 3, 1999, Holdings consummated its IPO, the net proceeds of which totaled approximately $108 million and have been used to reduce outstanding borrowings under the Revolving Credit Facility (but not the related commitments).

     On March 5, 1999, American Axle & Manufacturing, Inc., the Company's wholly-owned subsidiary, issued $300,000,000 of 9 3/4% Senior Subordinated
Notes Due 2009 (the "Notes") in a private placement pursuant to Rule 144A and Regulation S of the Securities Act of 1933. The net proceeds from the sale of the Notes was approximately $289 million after deduction of discounts to the initial purchasers and other fees and expenses. The net proceeds have been used to repay existing debt under the Revolving Credit Facility and replace financing provided by the Receivables Facility, with the remainder of such net proceeds used for general corporate purposes, including financing acquisitions and capital expenditures.

     We also intend to enter into sale/leaseback transactions with respect to approximately $200 million of our existing machinery and equipment in 1999. On March 31, 1999, we announced the closing of one such sale/leaseback transaction involving approximately $49 million of machinery and equipment. This sale/leaseback transaction was financed under an operating lease that will have a negative impact on our operating income and will result in lower depreciation and amortization, but will have no material impact on our net income. Additional sale/leaseback transactions, which together with the March 31, 1999 transaction, would involve approximately $200 million of machinery and equipment, would be structured in a similar manner and would have a similar effect on operating income, depreciation and amortization and net income. Additionally, if such transactions are consummated they would provide us with additional financial flexibility.

     Also in March 1999, we announced the closing of the refinancing of the Receivables Facility. This refinancing was accomplished through the resyndication of a revolving receivables facility by AAM Receivables Corp., our indirect wholly owned subsidiary, under similar terms as the preexisting Receivables Facility. In addition, this facility has been expanded from $125 million to $153 million.

     On April 1, 1999, we announced the closing of our purchase of two forging companies, Colfor Manufacturing Inc. ("Colfor") and MSP Industries Corporation ("MSP"), for an aggregate cash purchase price of approximately $223 million. Colfor specializes in precision cold, warm and hot forgings and operates three manufacturing facilities in Ohio. Giving effect as of January 1, 1998 to Colfor's October 1998 acquisition of Valley Forge, Inc., Colfor's pro forma 1998 sales would have been approximately $126 million. MSP manufactures precision forged powertrain, driveline, chasis and other components using cold and warm forging processes at three manufacturing facilities in Michigan. MSP's 1998 sales were $56 million.

     We are currently in various stages of discussions or negotiations with additional acquisition candidates. It is possible that an agreement with respect to an acquisition could be reached in the near future. We do not expect that any such acquisition, if consummated, would have a material impact on our financial condition. We expect that the aggregate purchase price for Colfor, MSP and these other potential acquisition candidates would be less than the amount of permitted acquisitions under the Credit Facilities, which, after giving effect to the private placement of the outstanding Notes, would be approximately $400 million. As of the date of this Special Financial Report, no definitive agreement with any such acquisition candidate has been entered into, and there can be no assurance that any such acquisition will be successfully negotiated or consummated.

     We may also incur additional indebtedness in the future, including to finance future acquisitions, subject to certain limitations contained in the instruments governing our indebtedness.

SEASONALITY

     Our business is moderately seasonal as our major OEM customers historically have a two week shutdown of operations in July and approximately a one week shutdown in December. In addition, traditionally in the third quarter OEM customers have incurred lower production rates as model changes enter production. Accordingly, third and fourth quarter results may reflect these trends.

EFFECTS OF INFLATION

     Inflation generally affects us by increasing the cost of labor, equipment and raw materials. We believe that the relatively moderate rate of inflation over the past few years has not had a significant impact on our operations as we offset the increases by realizing improvements in operating efficiency or by passing through certain increases in the cost of raw materials to GM under the terms of the CSA.

FINANCIAL INSTRUMENTS MARKET RISK

     Our business and financial results are affected by fluctuations in world financial markets, including interest rates and currency exchange rates. Our hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs. We hedge our interest rate risks by utilizing swaps and collars. We do not currently have significant exposures relating to currency risks and did not have any financial instruments to reduce currency risks at December 31, 1998 or at December 31, 1997. We do not hold financial instruments for trading or speculative purposes.

     The Credit Facilities required us to enter into interest rate hedging arrangements with a notional value of $112.5 million. The arrangements entered into by us, which terminate in December 2000, require us to pay a floating rate of interest based on three-month LIBOR with a cap rate of 6.5% and a floor rate of 5.5%.

     Interest Rate Risk. As part of our risk-management program, we perform sensitivity analyses to assess potential gains and losses in earnings and changes in fair value relating to hypothetical movements in interest rates. A 100 basis-point increase in interest rates (approximately 12.5% of our weighted average interest rate) affecting our debt obligations, related interest rate swaps and collars (based on balances existing at December 31, 1998), would impact our 1998 pretax earnings by approximately $5.9 million. See Note 5 to the Consolidated Financial Statements.

     Currency Risk. We do not currently have material exposures to currency exchange-rate risk as most of our business is denominated in U.S. dollars. Future business operations and opportunities, including the construction of a new manufacturing facility in Guanajuato, Mexico and our recently acquired Albion operations in Europe, may expose us to the risk that the eventual net dollar cash inflows resulting from these activities may be adversely affected by changes in currency exchange rates. We intend to manage these risks by utilizing various types of foreign exchange contracts where appropriate.

YEAR 2000 COMPLIANCE

     We have implemented a program to identify Year 2000 compliance issues and develop detailed project plans so that our computer information systems will be able to interpret the calendar year term "2000". Systems that process transactions based on storing two digits for the year rather than the full four digits may encounter significant process inaccuracies and even inoperability in attempting to process Year 2000 transactions.

     The Year 2000 compliance program implemented by us addresses all plant equipment, computer hardware and software, and business support equipment. The Year 2000 compliance program also includes modifications and conversions necessary to address our systems and process interfaces with third-party suppliers and customers. To date, we have named a Year 2000 compliance program team leader, established a project team covering all locations worldwide, completed our assessment of all systems which we believe could be significantly affected by the Year 2000 issue, defined plans for remediation and issued communications to all our departments regarding Year 2000 issues and strategies. Management presently believes that, with planned modifications to existing systems and processes scheduled to be completed in September 1999, Year 2000 compliance will not pose significant operational problems.

     Our design, engineering, manufacturing and administrative functions are reliant upon a variety of third parties who could also be affected by the Year 2000 issue. As a part of our Year 2000 compliance program, we have initiated communications with key suppliers, customers and other such third parties to evaluate their Year 2000 readiness and to determine whether a Year 2000-related event could impede the ability of such suppliers, customers or other third parties to interact with and support our operations effectively. Issues identified as a result of these communications have been addressed in our Year 2000 compliance program remediation and contingency planning actions.

     Costs incurred by us to address Year 2000 compliance include the acquisition of computer hardware and software to replace existing Year 2000 non-compliant systems. These costs have been capitalized and amortized over the assets' estimated useful lives. There are no significant systems replacement initiatives that have been accelerated as a result of our Year 2000 compliance assessments.

     Costs associated with modifying existing Year 2000 non-compliant systems are expensed as incurred. The amounts expensed to date have been immaterial and we do not expect amounts required to be expensed in the future to have a material effect on our financial position or results of operations.

     If the modifications and conversions planned by us to address Year 2000 compliance are not completed on a timely basis, or if our key suppliers, customers or other third parties have significant unresolved systems problems, there is a risk that Year 2000 compliance could have a material impact on our operations. Potential sources of risk include:

          o the inability of key suppliers (or their suppliers) to be Year 2000 ready, which could result in delays in product or service deliveries from such suppliers;

          o the inability of key customers (or their other suppliers) to be Year 2000 ready, which could result in the cancellation or postponement of orders from such customers;

          o systems incompatabilities with key suppliers or customers resulting from software conversions or other modifications; and

          o our inability to modify or replace systems on a timely basis, which could result in manufacturing process delays that interrupt product shipments.

     We are presently developing contingency plans for all significant components of our computer information systems, including all plant equipment and business support equipment, and expects to complete such contingency arrangements by June 1999. These contingency plans involve, among other things, manual work-arounds, alternative sourcing strategies and flexible staffing arrangements.

LITIGATION AND ENVIRONMENTAL REGULATIONS

     We are involved in various legal proceedings incidental to our business. Although the outcome of these matters can not be predicted with certainty, management believes that none of these matters, individually or in the aggregate, will have a material adverse effect on the financial condition, results of operations or cash flows.

     GM has agreed to indemnify and hold harmless AAM, Inc. from certain environmental issues identified as potential areas of environmental concern at the time of the 1994 Acquisition. GM has also agreed to indemnify AAM, Inc., under certain circumstances, for up to ten years from the date of closing of the 1994 Acquisition with respect to certain pre-closing environmental conditions.

     Approximately one-acre of a parking lot at our Buffalo facility has been designated by the New York Department of Environmental Conservation ("NYDEC") as a Class 3 Inactive Hazardous Waste Disposal Site due to the presence of polychlorinated byphenyls in subsurface soil and groundwater below existing pavement, and an elevated level of lead in the soil. A Class 3 designation is given to a site which does not present a significant threat to the public health or environment and at which action may be deferred. The area is the subject of an Order of Consent between GM and NYDEC effective February 2, 1995. Remediation required thereunder is being performed by GM in the ordinary course of business. In addition, GM is conducting remediation at our Tonawanda facility as a result of the presence of polychlorinated biphenyls in the soil. The contamination of both sites took place prior to our acquiring the properties and is the responsibility of GM.

     Based on our assessment of costs associated with our environmental responsibilities, including recurring administrative costs, capital expenditures and other compliance costs, such costs have not had, and in management's opinion, will not have in the foreseeable future, a material effect on our financial condition, results of operations, cash flows or competitive position.

EFFECT OF NEW ACCOUNTING STANDARDS

     SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued in June 1998. SFAS No. 133 establishes standards for the recognition and measurement of derivatives and hedging activities. This statement is effective for fiscal years beginning after June 15, 1999. We are currently analyzing the impact SFAS No. 133 will have on our financial statements.

     Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, was issued in March 1998. SOP 98-1, among other things, requires that certain costs of internal use software, whether purchased or developed internally, be capitalized and amortized over the estimated useful life of the software. Adoption of SOP 98-1 is required as of January 1, 1999. We have historically followed the guidelines specified in SOP 98-1.

     SOP 98-5, Reporting on the Costs of Start-Up Activities, was issued in April, 1998. SOP 98-5 establishes standards for the financial reporting of start-up costs and organization costs and requires such costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. We do not expect the adoption of SOP 98-5 to have a material effect on our financial condition or results of operations.

ITEM 8  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements:
  Independent Auditors' Reports.......................................................................   F-2, F-3
  Consolidated Balance Sheets at December 31, 1998 and 1997...........................................        F-4
  Consolidated Statements of Income for the years ended December 31, 1998, 1997 and 1996..............        F-5
  Consolidated Statements of Cash Flows for the years ended December 31, 1998, 1997
     and 1996.........................................................................................        F-6
  Consolidated Statements of Stockholders' Equity for the years ended December 31, 1998, 1997
     and 1996.........................................................................................        F-7
  Notes to Consolidated Financial Statements..........................................................        F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of American Axle & Manufacturing Holdings, Inc.

We have audited the accompanying consolidated balance sheet of American Axle & Manufacturing Holdings, Inc. and its subsidiaries (the "Company") as of December 31, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for the year then ended. Our audit also included the financial statement schedule (as of and for the year ended December 31, 1998) listed in the index at Item 14. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1998 consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1998 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule (as of and for the year ended December 31, 1998) when considered in relation to the basic financial statements taken as a whole presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP
Detroit, Michigan
February 5, 1999

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
American Axle & Manufacturing of Michigan, Inc.

We have audited the accompanying consolidated balance sheet of American Axle & Manufacturing of Michigan, Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1997. Our audit also included the financial statement schedule (as of and for the years ended December 31, 1997 and 1996) listed in Item 14. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Axle & Manufacturing of Michigan, Inc. and subsidiaries at December 31, 1997, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1997 in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule (as of and for the years ended December 31, 1997 and 1996), when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

                                          /s/ Ernst & Young LLP

Detroit, Michigan
May 15, 1998, except as to the Note 16 thereto, as to which the date is January 22, 1999.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                               DECEMBER 31,
                                                                                         ------------------------
                                                                                            1998          1997
                                                                                         ----------    ----------
                                                                                              (IN THOUSANDS)
                                        ASSETS
Current assets:
  Cash and equivalents................................................................   $    4,547    $   17,285
  Accounts receivable, net of allowance of $2,986 in 1998 and $3,247 in 1997..........      123,787       166,459
  Inventories.........................................................................      137,066        96,636
  Prepaid expenses and other..........................................................       14,524         3,184
  Deferred income taxes...............................................................       14,093         5,608
                                                                                         ----------    ----------
Total current assets..................................................................      294,017       289,172

Property, plant and equipment, net....................................................      829,301       649,780
Deferred income taxes.................................................................       62,194        53,959
Other assets and deferred charges.....................................................       40,720        24,742
                                                                                         ----------    ----------
Total assets..........................................................................   $1,226,232    $1,017,653
                                                                                         ----------    ----------
                                                                                         ----------    ----------
                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................................................   $  232,781    $  227,826
  Accrued compensation and benefits...................................................      105,355       135,513
  Other accrued expenses..............................................................       24,750        22,659
                                                                                         ----------    ----------
Total current liabilities.............................................................      362,886       385,998

Long-term debt and capital lease obligations..........................................      693,368       507,043
Postretirement benefits and other long-term liabilities...............................      129,510        87,381
                                                                                         ----------    ----------
Total liabilities.....................................................................    1,185,764       980,422
Stockholders' equity:
  Common stock, par value $.01 a share;
     shares authorized--150,000,000;
     shares issued--32,456,107 in 1998 and 32,385,097 in 1997.........................            1             1
  Paid-in capital.....................................................................       92,527        92,225
  Accumulated deficit.................................................................      (51,467)      (54,995)
  Cumulative translation adjustment...................................................         (593)           --
                                                                                         ----------    ----------
Total stockholders' equity............................................................       40,468        37,231
                                                                                         ----------    ----------
Total liabilities and stockholders' equity............................................   $1,226,232    $1,017,653
                                                                                         ----------    ----------
                                                                                         ----------    ----------

          See accompanying notes to consolidated financial statements.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                  YEARS ENDED DECEMBER 31,
                                                                           --------------------------------------
                                                                              1998          1997          1996
                                                                           ----------    ----------    ----------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net sales...............................................................   $2,040,578    $2,147,451    $2,022,272

Cost of goods sold......................................................    1,884,197     1,927,364     1,845,722
                                                                           ----------    ----------    ----------

Gross profit............................................................      156,381       220,087       176,550

Selling, general and administrative expenses............................      106,191       103,954        83,072
                                                                           ----------    ----------    ----------

Operating income........................................................       50,190       116,133        93,478

Net interest (expense) income...........................................      (44,337)       (1,846)        9,412

Recapitalization expenses...............................................           --       (15,929)           --

Other (expense), net....................................................         (251)       (4,161)       (4,566)
                                                                           ----------    ----------    ----------

Income before income taxes..............................................        5,602        94,197        98,324

Income taxes............................................................        2,074        38,933        36,600
                                                                           ----------    ----------    ----------

Net income..............................................................        3,528        55,264        61,724

Preferred dividends.....................................................           --       (29,915)      (13,642)

Excess of the carrying amount over the fair value
  of the consideration transferred to the holders of
  Class A Preferred Stock...............................................           --        29,814            --
                                                                           ----------    ----------    ----------

Net income available for common stockholders............................   $    3,528    $   55,163    $   48,082
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

Basic earnings per share................................................   $      .11    $      .74    $      .58
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

Diluted earnings per share..............................................   $      .08    $      .43    $      .43
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

          See accompanying notes to consolidated financial statements.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   YEARS ENDED DECEMBER 31,
                                                                              -----------------------------------
                                                                                1998         1997         1996
                                                                              ---------    ---------    ---------
                                                                                        (IN THOUSANDS)
Operating activities
  Net income...............................................................   $   3,528    $  55,264    $  61,724
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization.......................................      71,730       50,177       36,076
       Deferred income taxes...............................................       2,556       (9,651)      (7,549)
       Stock option compensation expense...................................          --        6,870           --
       Pensions and other postretirement benefits, net of contributions....      20,073       30,701       22,050
       Loss on disposal of equipment.......................................         271        4,161        4,566
       Changes in operating assets and liabilities:
          Accounts receivable..............................................      59,232      (75,322)       2,529
          Inventories......................................................     (26,981)      10,803        2,255
          Accounts payable and accrued expenses............................     (34,841)     141,521      (68,963)
          Long-term liabilities............................................      (1,518)      (9,916)       6,049
          Other assets and deferred charges................................     (12,697)      (3,778)       6,950
                                                                              ---------    ---------    ---------
Net cash provided by operating activities..................................      81,353      200,830       65,687

Investing activities
  Purchases of property and equipment, net.................................    (209,993)    (282,625)    (162,317)
  Acquisition, net of cash acquired........................................     (41,498)          --           --
  Proceeds from sale-leaseback of equipment................................          --           --       31,085
                                                                              ---------    ---------    ---------
Net cash used in investing activities......................................    (251,491)    (282,625)    (131,232)

Financing activities
  Borrowings under Revolving Credit and Receivables facilities, net........     156,000      130,000           --
  Proceeds from issuance of long-term debt.................................       1,943      375,000        2,420
  Payments on long-term debt...............................................        (743)        (325)      (1,052)
  Debt issuance costs......................................................        (102)     (18,567)          --
  Payment of dividends.....................................................          --      (34,538)     (17,434)
  Recapitalization payments................................................          --     (478,928)          --
  Proceeds from issuance of common stock...................................         302          404           --
  Payments from stockholder of preferred stock.............................          --           --       37,306
                                                                              ---------    ---------    ---------
Net cash provided by (used in) financing activities........................     157,400      (26,954)      21,240
                                                                              ---------    ---------    ---------
Net decrease in cash and equivalents.......................................     (12,738)    (108,749)     (44,305)
Cash and equivalents at beginning of year..................................      17,285      126,034      170,339
                                                                              ---------    ---------    ---------

Cash and equivalents at end of year........................................   $   4,547    $  17,285    $ 126,034
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------

          See accompanying notes to consolidated financial statements.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                 RECEIVABLE
                                                                   RETAINED         FROM
                                                                   EARNINGS      STOCKHOLDER    CUMULATIVE
                                              COMMON   PAID-IN    (ACCUMULATED   OF PREFERRED   TRANSLATION  COMPREHENSIVE
                                              STOCK    CAPITAL     DEFICIT)        STOCK        ADJUSTMENT     INCOME
                                              ------   --------   ------------   ------------   ----------   -------------
                                                                             (IN THOUSANDS)

Balance at January 1, 1996..................  $   1    $ 94,499     $115,672       $(41,600)      $    0
Net income and comprehensive income.........                          61,724                                    $61,724
                                                                                                                -------
                                                                                                                -------
Cash dividends:
  Preferred stock--$1,023 per share.........                         (13,642)
  Common stock--$.0456 per share............                          (3,792)
Payment received from stockholder of
  preferred stock...........................                                         37,306
Discount for prepayment of receivable from
  stockholder of preferred stock............             (4,294)                      4,294
                                              ------   --------     --------       --------       ------

Balance at December 31, 1996................      1      90,205      159,962              0            0
Net income and comprehensive income.........                          55,264                                    $55,264
                                                                                                                -------
                                                                                                                -------
Cash dividends:
  Preferred stock--$2,243 per share.........                         (29,915)
  Common stock--$.0558 per share............                          (4,623)
Recapitalization of common stock............            (12,867)    (203,450)
Recapitalization of preferred stock.........                          29,814
Recapitalization tax payment to Jupiter
  Capital Corporation.......................                         (74,200)
Recapitalization costs paid to or on behalf
  of stockholders...........................                         (18,225)
Recapitalization deferred taxes.............                          30,378
Issuance of common stock....................                404
Stock option grants.........................             14,483
                                              ------   --------     --------       --------       ------

Balance at December 31, 1997................      1      92,225      (54,995)             0            0
Net income..................................                           3,528                                    $ 3,528
Issuance of common stock....................                302
Foreign currency translation................                                                        (593)          (593)
                                                                                                                -------
Comprehensive income........................                                                                    $ 2,935
                                              ------   --------     --------       --------       ------        -------
                                                                                                                -------

Balance at December 31, 1998................  $   1    $ 92,527     $(51,467)      $      0       $ (593)
                                              ------   --------     --------       --------       ------
                                              ------   --------     --------       --------       ------

          See accompanying notes to consolidated financial statements.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     American Axle & Manufacturing Holdings, Inc. ("Holdings") and its subsidiaries (collectively, the "Company"), is a Tier I supplier to the automotive industry and a world leader in the design, engineering and manufacturing of driveline systems for light and medium-duty trucks, sport-utility vehicles, vans and buses. The driveline system includes all the components that transfer power from the transmission and deliver it to the drive wheels. Driveline products produced by the Company at manufacturing facilities in the United States and the United Kingdom include axles, propeller shafts, chassis components driving heads, crankshafts, transmission parts and forged products. In addition, the Company is in the process of constructing a manufacturing facility in Guanajuato, Mexico.

     Holdings is the survivor of a migratory merger with American Axle & Manufacturing of Michigan, Inc. ("AAMM" or "the predecessor company") and has no significant assets other than its investment in its subsidiaries. Pursuant to this merger, which was effected in January, 1999, each share of the predecessor company's common stock was converted into 3,945 shares of Holdings' common stock. All share and per share amounts have been adjusted to reflect this conversion.

     In February, 1999, Holdings completed an initial public offering and issued 7 million shares of its common stock. The net proceeds of the offering, after deduction of associated expenses, approximated $108 million.

  Principles of Consolidation

     The consolidated financial statements include the accounts of Holdings and its subsidiaries. All intercompany transactions, balances and profits are eliminated upon consolidation.

  Revenue Recognition

     The Company recognizes revenue when products are shipped to the customer.

  Research and Development Costs

     The Company expenses research and development costs as incurred. Research and development costs were $29.5 million, $27.8 million and $23.4 million for 1998, 1997 and 1996, respectively.

  Cash and Equivalents

     Cash and equivalents include all cash balances and highly liquid investments with a maturity of ninety days or less at time of purchase.

  Tooling

     Costs incurred by the Company for tooling for which customer reimbursement is anticipated are classified as accounts receivable in the accompanying consolidated balance sheets. Provisions for losses are recorded at the time the Company anticipates the costs of these projects to exceed anticipated customer reimbursement.

  Inventories

     Inventories in the U.S. are stated at the lower of cost or market under the last-in, first-out method (LIFO). Inventories in countries other than the U.S. are stated at the lower of cost or market under the first-in, first-out method
(FIFO). Supplies and repair parts inventory consists of materials consumed in the manufacturing process but not incorporated into the finished products and repair parts used to service machinery and equipment.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     The components of inventories are as follows:

                                                                             DECEMBER 31,
                                                                          -------------------
                                                                            1998       1997
                                                                          --------    -------
                                                                            (IN THOUSANDS)
Raw materials and work-in-process......................................   $ 87,540    $68,323
Finished goods.........................................................     42,233     25,587
                                                                          --------    -------
Gross inventories at average cost......................................    129,773     93,910
Excess of average cost over LIFO cost..................................     (7,030)    (7,650)
                                                                          --------    -------
Net inventories........................................................    122,743     86,260
Supplies and repair parts..............................................     14,323     10,376
                                                                          --------    -------
                                                                          $137,066    $96,636
                                                                          --------    -------
                                                                          --------    -------

  Property, Plant and Equipment

     Property, plant and equipment consists of the following:

                                                                            DECEMBER 31,
                                                                       ----------------------
                                                                          1998         1997
                                                                       ----------    --------
                                                                           (IN THOUSANDS)
Land and land improvements..........................................   $   19,308    $ 15,757
Buildings and building improvements.................................       51,434      40,426
Machinery and equipment.............................................      843,419     506,927
Construction in progress............................................      133,080     205,773
                                                                       ----------    --------
                                                                        1,047,241     768,883
Accumulated depreciation............................................     (217,940)   (119,103)
                                                                       ----------    --------
Property, plant and equipment, net..................................   $  829,301    $649,780
                                                                       ----------    --------
                                                                       ----------    --------

     Property, plant and equipment are stated at cost. Construction in progress includes costs incurred for machinery and equipment and building improvements in process. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Depreciation of property, plant and equipment amounted to $67 million, $48 million and $35 million in 1998, 1997 and 1996, respectively.

     The estimated lives of property, plant and equipment are as follows:

Land improvements                                                 15 years
Buildings and building improvements                               40 years
Machinery and equipment                                      3 to 15 years

     Effective January 1, 1997, the Company extended the estimated useful lives of certain machinery and equipment to better allocate the cost of the assets over their estimated useful lives. This change in estimated useful lives increased operating income by approximately $6.4 million in 1997. The Company analyzed the useful lives of machinery and equipment in conjunction with the Agreements discussed in Note 11 together with alternative uses for this equipment and determined that machinery and equipment lives could be extended to 15 years in certain circumstances.

     Included in 1997 purchases of machinery and equipment was $9.6 million of equipment acquired from an affiliate of Jupiter Capital Corporation (the predecessor company's parent prior to the recapitalization discussed in Note 2; "Jupiter") in an arms-length transaction.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Goodwill and Other Intangible Assets

     Goodwill represents the excess of the cost of purchased businesses over the fair value of their net assets at the date of acquisition and is amortized on a straight-line basis over periods not exceeding 40 years. Other intangible assets consist of patents, other identified rights and deferred charges and are amortized over their estimated useful lives, ranging from one to eight years at December 31, 1998.

  Impairment of Long-Lived Assets

     The Company periodically reviews the realizability of its long-lived assets, including goodwill and other intangible assets, based on an evaluation of remaining useful lives, cash flows and profitability projections and has determined that there is no impairment at December 31, 1998.

  Derivatives

     Gains and losses on hedges of assets and liabilities are included in the carrying amounts of those assets or liabilities and ultimately are recognized in income. The interest rate differential relating to interest rate swaps and collars used to hedge debt and lease obligations is reflected as an adjustment to interest expense over the lives of the swaps. Cash flows from derivatives are classified in the same category as the cash flows from the related activity. In circumstances where the underlying assets or liabilities are sold or no longer exist, any remaining carrying value adjustments are recognized in other income or expense. See Note 5.

     In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS 133 requires that all derivatives be recognized either as assets or liabilities in the statement of financial position and be measured at fair value. The Company is currently analyzing the impact SFAS 133 will have on its financial statements.

  Earnings Per Share

     Basic earnings per share are based upon the weighted average number of shares outstanding during each year. Diluted earnings per share assumes the exercise of common stock options when dilutive.

  Accounting for Stock Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion Number 25 (APB No. 25), Accounting for Stock Issued to Employees and related interpretations in accounting for its employee stock options. Accordingly, compensation cost is measured on the excess, if any, of the market price of the company's stock at the date of grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure-only provisions for Statement of Financial Accounting Standards Number 123 (SFAS No. 123), Accounting for Stock-Based Compensation, which requires the recording of compensation for stock-based compensation at fair value.

  Comprehensive Income

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. Currency translation adjustments are the Company's only component of other comprehensive income.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Currency Translation

     Assets and liabilities of foreign subsidiaries are translated to U.S. dollars at end-of-period exchange rates. The effect of translation for the Company's foreign subsidiaries that use the local currency as their functional currency is reported in a separate component of stockholders' equity. The effect of remeasurement of assets and liabilities of the Company's foreign subsidiary that uses the U.S. dollar as its functional currency is included in income. Income statement elements of all foreign subsidiaries are translated to U.S. dollars at average-period exchange rates and are recognized as part of revenues, costs and expenses. Also included in income are gains and losses arising from transactions denominated in a currency other than the functional currency of the particular subsidiary.

EFFECT OF NEW ACCOUNTING STANDARDS

     Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, was issued in March, 1998. SOP 98-1, among other things, requires that certain costs of internal use software, whether purchased or developed internally, be capitalized and amortized over the estimated useful life of the software. Adoption of SOP 98-1 is required as of January 1, 1999. The Company has historically followed the guidelines specified in SOP 98-1.

     SOP 98-5, Reporting on the Costs of Start-Up Activities, was issued in April, 1998. SOP 98-5 establishes standards for the financial reporting of start-up costs and organization costs and requires such costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The Company does not expect the adoption of SOP 98-5 to have a material effect on its financial condition or results of operations.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and the disclosures in the financial statements. Actual results could differ from those estimates.

  Reclassifications

     Certain 1996 and 1997 amounts have been reclassified to conform with 1998 presentation.

2. RECAPITALIZATION

     On October 29, 1997, AAMM completed a comprehensive recapitalization (the "Recapitalization"). Prior to the Recapitalization, AAMM was a wholly-owned subsidiary of American Axle & Manufacturing, Inc. ("AAM Inc."). Pursuant to the Recapitalization, AAMM acquired a 100% ownership interest in AAM Inc. by exchanging shares of its own stock, on a one-for-one basis, with the stockholders of AAM Inc. The exchange of shares has been accounted for in a manner similar to a pooling of interests since both AAMM and AAM Inc. were under common control. Following the exchange of shares, AAMM repurchased 50,760,906 shares or 61% of its common stock outstanding for $216.3 million. Following the Recapitalization, the original stockholders of AAM Inc. owned 17.8% of outstanding common stock. As part of the Recapitalization, AAMM repurchased all outstanding Preferred Stock for $170.2 million. As part of the Recapitalization, AAMM made a $74.2 million payment to Jupiter related to certain tax payments.

     As part of the Recapitalization, AAMM redeemed and retired all outstanding shares of Class A Preferred Stock ("preferred stock") issued in 1994 to General Motors Corporation ("General Motors"). In 1997 and 1996, General Motors earned $12 million and $17.9 million of dividends, respectively, based on cash flow and net income formulae. Both the 1997 and 1996 dividends were declared and paid in 1997.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. RECAPITALIZATION--(CONTINUED)

     Recapitalization expenses of $15.9 million consisted primarily of fees for professional services. In addition, other Recapitalization costs of $18.2 million were paid either to stockholders or to third parties on the stockholders' behalf and have been charged directly to retained earnings.

3. ACQUISITION

     In October, 1998, the Company acquired Albion Automotive (Holdings) Limited ("Albion") for a purchase price of approximately $42 million and approximately $30 million of assumed debt and capital lease obligations. The excess of the purchase price over the fair value of the net assets acquired of $20 million has been recorded as goodwill and is included in other assets and deferred charges. Approximately $14 million of additional purchase price consideration may be payable to Albion's former stockholders based upon Albion's future financial performance. For the year ended December 31, 1998, Albion sales were approximately $130 million. The consolidated statement of income includes the operating results of Albion from the acquisition date.

4. LONG-TERM DEBT AND LEASE OBLIGATIONS

     Long-term debt and capital lease obligations consists of the following:

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1998        1997
                                                                         --------    --------
                                                                            (IN THOUSANDS)
Credit Facilities:
  Revolver............................................................   $223,000    $ 55,000
  Tranche A Term Loan.................................................          0           0
  Tranche B Term Loan.................................................    375,000     375,000
                                                                         --------    --------
     Total Credit Facilities..........................................    598,000     430,000
Receivables Facility..................................................     63,000      75,000
Albion Capital Lease Obligations......................................     26,102           0
Other.................................................................      6,266       2,043
                                                                         --------    --------
                                                                         $693,368    $507,043
                                                                         --------    --------
                                                                         --------    --------

     At December 31, 1998, the Revolver and Receivables Facility are supported by long-term Credit Facilities.

  Credit Facilities

     The Company's Senior Secured Bank Credit Facilities ("Credit Facilities") consist of a (i) $250 million Revolving Credit Facility, due October 2004 ("Revolver"), (ii) $125 million delayed draw Term Loan Facility ("Tranche A Term Loan") due in semi-annual installments of varying amounts through October 2004 and (iii) $375 million Term Loan Facility ("Tranche B Term Loan") due in semi-annual installments of varying amounts through April 2006. The Tranche A Term Loan can be drawn until October 1999.

     Amounts outstanding under the Credit Facilities are secured by the capital stock of the Company's significant subsidiaries and all the assets except for those securing the Receivables Facility and permitted equipment and lease financings. Borrowings under the Credit Facilities bear interest at rates based on The Chase Manhattan Bank ("Chase") alternate base rate or LIBOR, plus, in each case, an applicable margin. At December 31, 1998, $125 million was available for future borrowings under the Tranche A Term Loan and $27 million was available for future borrowings under the Revolver.

     The Credit Facilities contain various operating covenants which, among other things, impose certain limitations on the Company's ability to declare or pay dividends or distributions on capital stock, redeem or repurchase capital stock, incur liens, incur indebtedness, or merge, make acquisitions or sell assets. Under the

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. LONG-TERM DEBT AND LEASE OBLIGATIONS--(CONTINUED)

Credit Facilities, the Company is required to comply with financial covenants relating to interest coverage, leverage, retained earnings and capital expenditures. Borrowings under the Credit Facilities may be prepaid by the Company at any time at the option of the Company, without penalty, other than breakage costs. Loans made under the Credit Facilities are subject to mandatory prepayments under certain conditions. Additionally, the Credit Facilities required the Company to enter into interest rate hedging arrangements with a notional value of $112.5 million.

     At December 31, 1998, the weighted average rate of interest on the balances outstanding under the Credit Facilities was 8.1%.

  Receivables Facility

     In connection with the Recapitalization, AAM Inc. (the "Seller") established a receivables financing facility (the "Receivables Facility") through AAM Receivables Corp. ("AAM Receivables"), a wholly-owned, bankruptcy-remote subsidiary of the Company. Pursuant to the Receivables Facility, the Seller agreed to sell certain customer trade receivables created from time to time to AAM Receivables which, in turn, transferred all of such receivables to a trust, which issued a variable funding certificate (the "VFC") representing an undivided interest in the receivables pool to Chase. Under the VFC, Chase provided a revolving financing commitment, subject to the terms and conditions of the Receivables Facility, of up to $125 million through October 2003. These receivables are not available to the Company's general creditors. However, the primary customer of the Seller is also a supplier to the Seller and, in certain circumstances, may be able to offset amounts payable by the Seller against the Seller's trade receivables from the supplier. Accordingly, the Receivables Facility has been accounted for as if it were a secured borrowing.

     Availability of financing under the VFC depends on the amount of receivables generated by the Seller from its sales, the rate of collection on those receivables and certain other characteristics of those receivables that affect their eligibility. At December 31, 1998, approximately $66 million was available of which $63 million was utilized under the VFC.

     The Receivables Facility bears interest, at the Company's option, at rates based on Chase's alternate base rate or LIBOR plus, in each case, an applicable margin. The weighted average rate of interest on the balances outstanding under the Receivables Facility at December 31, 1998 was 7.2%.

  Leases

     Albion leases certain facilities, machinery and equipment under capital leases expiring at various dates. Approximately $32 million of such assets are included in property, plant and equipment at December 31, 1998. The weighted average rate of interest on these capital lease obligations was 8.5% at December 31, 1998.

     Substantially all of the Company's current maturities of long-term debt and capital lease obligations at December 31, 1998 relate to Albion's capital leases. The Company has sufficient availability to refinance this indebtedness through its existing long-term Credit Facilities and, therefore, has classified these capital lease obligations as noncurrent liabilities at December 31, 1998.

     The Company leases certain facilities, machinery and equipment under operating leases expiring at various dates. All of the leases contain renewal and/or purchase options. Total expense for all operating leases was $14.0 million, $9.7 million and $4.4 million for the years ended December 31, 1998, 1997 and 1996 respectively.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. LONG-TERM DEBT AND LEASE OBLIGATIONS--(CONTINUED)

  Future Minimum Debt and Lease Payments

     Future minimum debt and lease payments at December 31, 1998, are as follows (in thousands):

                                                                            OPERATING    AGGREGATE DEBT AND
                                                                             LEASES      CAPITAL LEASES
                                                                            ---------    ------------------
1999.....................................................................    $14,008          $  5,759
2000.....................................................................     14,039             6,969
2001.....................................................................     14,052             5,770
2002.....................................................................     38,054             2,875
2003.....................................................................      1,698             2,234
Thereafter...............................................................        726           673,187
                                                                             -------          --------
Total obligations........................................................    $82,577           696,794
                                                                             -------
                                                                             -------
Amounts representing interest............................................                       (3,426)
                                                                                              --------
Present value of long-term debt..........................................                     $693,368
                                                                                              --------
                                                                                              --------

     The Company made cash payments of interest of $50.2 million, $1.7 million and $14,000 in 1998, 1997 and 1996, respectively.

5. RISK MANAGEMENT

  Financial Instruments

     The Company uses interest-rate swaps and collars of up to 3 years in duration to manage its exposure to adverse movements in interest rates. The Company entered into a rate collar transaction in connection with $112.5 million of the Tranche B Term Loan to pay a floating rate of interest based on 3-month LIBOR with a cap rate of 6.5% and a floor rate of 5.5% which terminates in December 2000. At December 31, 1998, the Company has interest rate swap agreements with notional amounts of $70.2 million that convert the variable rates of leases to fixed rates of approximately 8%.

  Fair Values

     The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these assets and liabilities. The fair values of long-term debt is approximately the same as the carrying values due to the frequent resetting of the interest rate. The estimated fair values of interest-rate swaps and collars has been determined using available market information. At December 31, 1998, the interest-rate swaps and collars have notional values of $182.7 million and unrealized losses of approximately $5.5 million.

  Concentrations of Credit Risk

     In the normal course of business, the Company provides credit to customers in the automotive industry, performs credit evaluations of these customers and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts.

     The Company invests the majority of its excess cash in money market accounts and, when appropriate, diversifies the concentration of cash among different financial institutions. With respect to financial instruments, where appropriate, the Company has diversified its selection of counter-parties.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. EMPLOYEE BENEFIT PLANS

  Pension and Other Postretirement Benefits

     The Company sponsors qualified and non-qualified defined benefit pension plans covering substantially all hourly and salaried employees in the United States. The Company also maintains hourly and salaried benefit plans that provide postretirement medical, dental, vision and life benefits to retirees and eligible dependents in the United States. Benefits for hourly employees are substantially covered by collective bargaining agreements. Albion also sponsors a defined benefit pension plan covering substantially all hourly and salaried employees.

     The following summarizes the changes in benefit obligations and plan assets and reconciles the funded status of the benefit plans to net benefit plan liability:

                                                                        PENSION BENEFITS         OTHER BENEFITS
                                                                      --------------------    --------------------
                                                                        1998        1997        1998        1997
                                                                      --------    --------    --------    --------
                                                                                     (IN THOUSANDS)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year............................   $ 78,361    $ 59,968    $ 52,666    $ 35,811
Service cost.......................................................     16,700      11,493      18,900      12,914
Interest cost......................................................      7,100       4,111       5,400       2,804
Actuarial loss.....................................................      8,674       2,897       2,889       1,208
Acquisition of Albion..............................................     38,150          --          --          --
Benefit payments...................................................       (513)       (108)       (364)        (71)
                                                                      --------    --------    --------    --------
  Net change.......................................................     70,111      18,393      26,825      16,855
                                                                      --------    --------    --------    --------
Benefit obligation at end of year..................................    148,472      78,361      79,491      52,666
                                                                      --------    --------    --------    --------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year.....................     81,296      68,557          --          --
Actual return on plan assets.......................................      9,658      10,965          --          --
Employer contributions.............................................     18,843       1,764         364          71
Participant contributions..........................................        262         118          --          --
Acquisition of Albion..............................................     33,898          --          --          --
Benefit payments...................................................       (513)       (108)       (364)        (71)
                                                                      --------    --------    --------    --------
  Net change.......................................................     62,148      12,739          --          --
                                                                      --------    --------    --------    --------
Fair value of plan at end of year..................................    143,444      81,296          --          --
                                                                      --------    --------    --------    --------
FUNDED STATUS......................................................     (5,028)      2,935     (79,491)    (52,666)
Unrecognized actuarial gain........................................    (14,198)    (22,825)    (13,841)    (18,060)
Unrecognized prior service cost....................................      5,109       5,612         118         146
                                                                      --------    --------    --------    --------
  Subtotal.........................................................    (14,117)    (14,278)    (93,214)    (70,580)
Fourth quarter contribution........................................         --       2,000         202          53
                                                                      --------    --------    --------    --------
NET LIABILITY AT END OF YEAR.......................................   $(14,117)   $(12,278)   $(93,012)   $(70,527)
                                                                      --------    --------    --------    --------
                                                                      --------    --------    --------    --------

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. EMPLOYEE BENEFIT PLANS--(CONTINUED)

     The principal weighted average assumptions used in the valuation of the U.S. and Albion plans were as follows:

                                                            PENSION BENEFITS                        OTHER BENEFITS
                                              --------------------------------------------   ---------------------------
                                              1998-U.S.   1998-Albion       1997    1996      1998       1997     1996
                                              ---------   -----------     -------  -------   -------    -------  -------
Discount rate............................       6.75%        5.50%         7.50%    7.00%      7.15%      7.50%   7.00%
Expected return on plan assets...........       9.25%        8.00%         9.00%    8.00%       N/A        N/A     N/A
Rate of compensation increase............       4.00%        3.50%         4.00%    4.00%      4.00%      4.00%   4.00%

                                                         PENSION BENEFITS                  OTHER BENEFITS
                                                   -----------------------------    -----------------------------
                                                    1998       1997       1996       1998       1997       1996
                                                   -------    -------    -------    -------    -------    -------
                                                                           (IN THOUSANDS)
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost....................................   $17,194    $15,324    $22,586    $18,900    $17,219    $19,764
Interest cost...................................     7,603      5,807      5,046      5,400      4,102      3,559
Expected asset return...........................    (8,971)    (6,261)    (3,085)       N/A        N/A        N/A
Amortized gain..................................    (1,610)      (964)        41     (1,329)    (1,136)        --
Amortized prior service cost....................       510        502        112         27         27         27
                                                   -------    -------    -------    -------    -------    -------
  Net benefit cost..............................   $14,726    $14,408    $24,700    $22,998    $20,212    $23,350
                                                   -------    -------    -------    -------    -------    -------
                                                   -------    -------    -------    -------    -------    -------

     For measurement purposes, a 7.2% annual increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 5.0% for 2002 and remain at that level thereafter. Health care cost trend rates have a significant effect on the amounts reported for the health care plans. A percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                            1-PERCENTAGE      1-PERCENTAGE
                                                                            POINT INCREASE    POINT DECREASE
                                                                            --------------    --------------
                                                                                     (IN THOUSANDS)
Total of service and interest cost.......................................      $  7,182          $ (5,752)
Postretirement benefit obligation........................................        18,258           (14,844)

  Voluntary Savings Plans

     The Company sponsors voluntary savings plans for eligible salaried and hourly employees in the United States. The Company matches 50% of the first 6% of salaried employee contributions. The Company's matching contribution was increased to 50% from 25% of the first 6% of salaried contributions on July 1, 1997. Company matching contributions totaling $1.5 million, $910,000 and $547,000 were made for the years ended December 31, 1998, 1997 and 1996, respectively.

  Profit-Sharing Plans

     The Company sponsors profit-sharing plans covering substantially all of its employees. Distributions are determined based upon established formulas and are made annually. Profit sharing expense for the years ended December 31, 1998, 1997 and 1996 was $11.8 million, $23.3 million and $16.9 million, respectively.

7.  CAPITAL STOCK

     The authorized capital stock of the Company consists of (i) 150,000,000 shares of common stock, par value $.01, of which 32,456,107 shares are issued and outstanding at December 31, 1998; (ii) 10,000,000 shares of preferred stock, par value $.01 per share, of which no shares are issued and outstanding at December 31, 1998; and (iii) 40,000,000 shares of series common stock, par value $.01, of which no shares are issued and outstanding at December 31, 1998.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8.  STOCK OPTIONS

     In 1994, the Company granted an officer of the Company options to purchase 6,891,915 shares of the Company's common stock. In 1997, the Company canceled and replaced these options at substantially identical terms, except for a modification of the exercisability period. The options may be exercised at any time within a 10 year term at a nominal price per share. At December 31, 1998, none of the options were exercised. The Company recognized compensation expense of $6.8 million in 1997 resulting from the modification of the exercisability period.

     On October 29, 1997, the Company granted several officers of the Company options to purchase 1,858,095 shares of the Company's common stock as replacement for an incentive compensation plan established in 1994. The options were immediately vested and exercisable at a weighted average exercise price per share of approximately $.16. At December 31, 1998, none of the options were exercised. Compensation expense relating to the incentive compensation plan established in 1994 was $2.3 million and $6.1 million in 1997 and 1996, respectively.

     On October 29, 1997, the Company granted an officer of the Company options to purchase 327,435 shares of the Company's common stock. The options may be exercised at any time through November 20, 2000 at a price of $4.26 per share. At December 31, 1998, 71,010 options were exercised.

     On November 1, 1997, and as amended on November 15, 1997, the Company's stockholders established a stock option plan ("the 1997 Plan"). There are 5,621,625 options authorized for grant under the 1997 Plan. The 1997 Plan allows participants to vest in options to purchase shares of the Company's common stock based upon duration of employment or operating performance. The exercise price of the options equals the underlying value of the common stock at time of grant and the options vest and become exercisable over a seven-year period. In 1997, 5,387,645 options were granted under the 1997 Plan at an exercise price of $4.26. No options were granted under the 1997 Plan in 1998 and no options were exercised as of December 31, 1998.

     In January, 1999, the Company established the 1999 Stock Incentive Plan ("the 1999 Plan"). Under the 1999 Plan, a total of 3,500,000 shares of common stock is authorized for issuance in the form of options, stock appreciation rights or other awards that are based on the value of the Company's common stock. The exercise price of the options, rights or other awards granted under the 1999 Plan will not be less than the fair market value of the common stock on the date of grant. No options, rights or other awards have been granted under the 1999 Plan.

     The following table summarizes the activity relating to the Company's stock options:

                                                                                  WEIGHTED-
                                                                    NUMBER OF      AVERAGE
                                                                      SHARES      EXERCISE PRICE
                                                                    ----------    --------------
Outstanding at January 1, 1996...................................    6,891,915        $  .01
  Options granted................................................           --            --
  Options exercised..............................................           --            --
  Options lapsed or canceled.....................................           --            --
                                                                    ----------        ------
Outstanding at December 31, 1996.................................    6,891,915        $  .01
  Options granted................................................   14,465,090          1.71
  Options exercised..............................................           --            --
  Options lapsed or canceled.....................................    6,891,915           .01
                                                                    ----------        ------
Outstanding at December 31, 1997.................................   14,465,090        $ 1.71
  Options granted................................................           --
  Options exercised..............................................      (71,010)         4.26
  Options lapsed or canceled.....................................      (49,580)         4.26
                                                                    ----------        ------
Outstanding at December 31, 1998.................................   14,344,500        $ 1.68
                                                                    ----------        ------
                                                                    ----------        ------
Options exercisable at December 31, 1996.........................    6,891,915        $  .01
                                                                    ----------        ------
                                                                    ----------        ------
Options exercisable at December 31, 1997.........................    9,077,445        $  .19
                                                                    ----------        ------
                                                                    ----------        ------
Options exercisable at December 31, 1998.........................    9,362,306        $  .31
                                                                    ----------        ------
                                                                    ----------        ------

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8.  STOCK OPTIONS--(CONTINUED)

     Options outstanding at December 31, 1998 have a weighted average remaining life of approximately 10 years.

     Had the Company determined compensation cost based upon the fair value of the options at the grant date consistent with the method of SFAS No. 123, and using the Minimum Value method at an assumed interest rate of 6.13%, the Company's net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                                              YEARS ENDED DECEMBER 31,
                                                          ---------------------------------
                                                           1998         1997         1996
                                                          -------      -------      -------
                                                            (IN THOUSANDS, EXCEPT FOR PER
                                                                     SHARE DATA)
Net income as reported.................................   $ 3,528      $55,264      $61,724
                                                          -------      -------      -------
                                                          -------      -------      -------
Pro forma..............................................   $ 2,779      $55,138      $61,724
                                                          -------      -------      -------
                                                          -------      -------      -------
Basic earnings per share as reported...................   $   .11      $   .74      $   .58
                                                          -------      -------      -------
                                                          -------      -------      -------
Pro forma..............................................   $   .09      $   .73      $   .58
                                                          -------      -------      -------
                                                          -------      -------      -------
Diluted earnings per share as reported.................   $   .08      $   .43      $   .43
                                                          -------      -------      -------
                                                          -------      -------      -------
Pro forma..............................................   $   .06      $   .43      $   .43
                                                          -------      -------      -------
                                                          -------      -------      -------

9. NET INTEREST (EXPENSE) INCOME

     Net interest (expense) income consists of the following:

                                                                             YEARS ENDED DECEMBER 31,
                                                                           -----------------------------
                                                                             1998       1997       1996
                                                                           --------    -------    ------
                                                                                  (IN THOUSANDS)
Gross interest costs....................................................   $(48,572)   $(9,173)   $ (340)
Less interest costs capitalized.........................................      3,788        217        --
                                                                           --------    -------    ------
Interest (expense)......................................................    (44,784)    (8,956)     (340)
Interest income.........................................................        447      7,110     9,752
                                                                           --------    -------    ------
Net interest (expense) income...........................................   $(44,337)   $(1,846)   $9,412
                                                                           --------    -------    ------
                                                                           --------    -------    ------

10.  INCOME TAXES

     The following is a summary of the components of the provision for income taxes:

                                                                            YEARS ENDED DECEMBER 31,
                                                                          -----------------------------
                                                                           1998       1997       1996
                                                                          -------    -------    -------
                                                                                 (IN THOUSANDS)
Current:
  Federal..............................................................              $43,439    $37,773
  Michigan single business tax.........................................   $   449      4,051      5,638
  Other state and local................................................      (931)     1,094        738
                                                                          -------    -------    -------
                                                                             (482)    48,584     44,149
Deferred:
  Federal..............................................................     3,580     (8,108)    (8,247)
  Michigan single business tax.........................................     1,220     (1,132)       221
  Other state and local................................................      (422)      (411)       477
  Foreign..............................................................    (1,822)        --         --
                                                                          -------    -------    -------
                                                                            2,556     (9,651)    (7,549)
                                                                          -------    -------    -------
                                                                          $ 2,074    $38,933    $36,600
                                                                          -------    -------    -------
                                                                          -------    -------    -------

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

10.  INCOME TAXES--(CONTINUED)

     A reconciliation of income taxes at the United States federal statutory rate to the effective income tax rate follows:

                                                                            YEARS ENDED DECEMBER 31,
                                                                          ----------------------------
                                                                           1998       1997       1996
                                                                          ------     ------     ------
  Federal statutory...................................................      35.0%      35.0%      35.0%
  State and local.....................................................       5.7        2.9        4.1
  Federal credits and other...........................................      (7.3)       3.4       (1.9)
  Foreign rate difference.............................................       3.6         --         --
                                                                          ------     ------     ------
  Effective income tax rate...........................................      37.0%      41.3%      37.2%
                                                                          ------     ------     ------
                                                                          ------     ------     ------

     The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                                                                                         DEFERRED TAX
                                                            DEFERRED TAX ASSETS          LIABILITIES
                                                            --------------------    ----------------------
                                                            CURRENT    LONG-TERM    CURRENT     LONG-TERM
                                                            -------    ---------    --------    ----------
                                                                            (IN THOUSANDS)
December 31, 1998:
  Employee benefits......................................   $10,122     $38,958
  Inventory..............................................     3,394
  Depreciation and amortization..........................                                        $  8,562
  Net operating loss carryforwards.......................                68,321
  Tax credit carryforwards...............................                 2,587
  Goodwill...............................................                 2,362
  Prepaid taxes..........................................                   852
  Other..................................................       577       3,251
                                                            -------     -------       ----       --------
                                                             14,093     116,331          0          8,562
  Valuation allowance....................................               (45,575)
                                                            -------     -------       ----       --------
                                                            $14,093     $70,756       $  0       $  8,562
                                                            -------     -------       ----       --------
                                                            -------     -------       ----       --------
December 31, 1997:
  Employee benefits......................................   $ 1,958     $24,312
  Inventory..............................................     3,460
  Depreciation and amortization..........................                13,241
  Net operating loss carryforwards.......................                13,539
  Other..................................................       190       2,867
                                                            -------     -------       ----       --------
                                                            $ 5,608     $53,959       $  0       $      0
                                                            -------     -------       ----       --------
                                                            -------     -------       ----       --------

     Realization of the net deferred tax assets is dependent on future reversals of existing temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards. Although realization is not assured, the Company believes that it is more likely than not that the net deferred tax assets will be realized.

     As part of the Recapitalization, an election was made to treat the transaction as a sale of assets for tax purposes under Internal Revenue Code
Section 338(h)(10). As a result of this election, certain differences between book and tax bases of the Company's assets and liabilities were created which generated a deferred tax asset of $30.4 million. This amount was charged directly to retained earnings.

     Through October 29, 1997, the Company filed a consolidated federal income tax return with Jupiter. Under the terms of a tax-sharing agreement, federal income taxes reflect the tax expense and the related liability which

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

10.  INCOME TAXES--(CONTINUED)

would have been applicable if a separate federal income tax return had been filed by the Company. Subsequent to the Recapitalization, the Company files stand-alone consolidated tax returns. Prior to October 29, 1997, the Company's income tax expense would not have differed materially from that reported had the Company filed tax returns on a stand-alone basis.

     Income tax payments, including federal and state income taxes for the years ended December 31, 1998, 1997 and 1996 were $9.3 million, $43.7 million and $44.1 million, respectively.

     At December 31, 1998, the Company has net operating loss carryforwards for federal tax purposes of approximately $93 million and approximately $106 million for other foreign, state and local purposes. These net operating loss carryforwards generally expire between 2008 and 2018, except that $49 million of foreign net operating loss carryforwards do not expire. The Company also has $3.8 million of federal research and development tax credits and $7.4 million of other state tax credits. These tax credit carryforwards expire between 2011 and 2018.

11.  RELATED PARTY TRANSACTIONS

     On March 1, 1994, AAM, Inc. finalized an Asset Purchase Agreement with General Motors Corporation ("General Motors") to acquire substantially all of General Motors' Saginaw Division's Final Drive and Forge Business Unit inventory, property, plant and equipment, and various other assets. In addition, the Company entered into long-term component supply agreements with General Motors and General Motors of Canada, Ltd. ("GMCL"), which made the Company the sole-source supplier to General Motors for all components manufactured by the Company at the date of acquisition. In 1997, the Company and General Motors entered into a binding memorandum of understanding (MOU) which provides the framework for the continuance of this business relationship on a long term basis. The GMCL supply agreement, which expires in September 1999, sets forth the terms whereby GMCL supplies axles produced at the General Motors St. Catharines, Ontario facility to the Company which resells them to General Motors. The Company has an irrevocable option to purchase, for a nominal amount, and relocate the equipment used in axle production by GMCL at this facility.

     In 1994, General Motors agreed to contribute an additional $52 million to fund capital improvements to increase the Company's productive capacity. General Motors paid 14 installments of $867,000 and in March 1996 paid a final amount of $35.6 million, to complete its obligation under this agreement. The Company is not required to repay this contribution.

     The following summarizes activity and balances with General Motors:

                                                                        1998        1997        1996
                                                                      --------    --------    --------
                                                                               (IN THOUSANDS)
Net sales to General Motors as a % of total........................        93%         96%         96%
Purchases from General Motors......................................   $274,376    $331,116    $328,106

                                                                          DECEMBER 31,
                                                                      --------------------
                                                                        1998        1997
                                                                      --------    --------
Accounts receivable from General Motors............................   $ 78,970    $143,756
Accounts payable to General Motors.................................     23,337      23,223

     In connection with the Recapitalization, the Company and Blackstone Management Partners L.P. ("Blackstone Management"), an affiliate of the Company's majority stockholder, entered into an agreement pursuant to which Blackstone Management provides certain advisory and consulting services to the Company. In 1998 and 1997, respectively, the Company paid Blackstone Management $2.4 million and $.9 million for such services.

     At December 31, 1998, the Company had a $13.4 million receivable from a stockholder which was repaid in 1999. At December 31, 1997, the Company had a $7.2 million receivable from a stockholder associated with the Recapitalization which was repaid in 1998.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

12. COMMITMENTS AND CONTINGENCIES

     The Company plans to continue to make significant capital expenditures for new product and capacity programs and to upgrade its machinery, equipment and facilities. At December 31, 1998, obligated purchase commitments for capital expenditures were approximately $145 million.

     The Company is involved in various legal proceedings incidental to its business. Although the outcome of these matters cannot be predicted with certainty, management believes that none of these matters, individually or in the aggregate, will have a material effect on the Company's consolidated financial statements.

13. SEGMENT INFORMATION

     The Company operates in one reportable segment, the design, engineering and manufacturing of driveline systems (including forged products) for light and medium-duty trucks, sport-utility vehicles, pick-ups, buses and vans. Financial information relating to the Company's operations by geographic area are as follows:

                                                                    1998          1997          1996
                                                                 ----------    ----------    ----------
                                                                             (IN THOUSANDS)
NET SALES(1)
United States.................................................   $1,619,058    $1,725,703    $1,661,745
Canada........................................................      264,204       303,496       253,381
Mexico & South America........................................      127,525       116,813       105,574
Europe and Other..............................................       29,791         1,439         1,572
                                                                 ----------    ----------    ----------
                                                                 $2,040,578    $2,147,451    $2,022,272
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

LONG-LIVED ASSETS
United States.................................................   $  786,988    $  674,522    $  423,183
Other.........................................................       83,033            --            --
                                                                 ----------    ----------    ----------
                                                                 $  870,021    $  674,522    $  423,183
                                                                 ----------    ----------    ----------
                                                                 ----------    ----------    ----------

------------------

(1) Net sales are attributed to countries based upon location of customer.

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

14. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share and per share data):

                                                                       1998            1997            1996
                                                                   ------------    ------------    ------------
Numerators:
  Net Income....................................................   $      3,528    $     55,264    $     61,724
  Preferred dividends...........................................             --         (29,915)        (13,642)
  Excess of the carrying amount over the fair value of the
     consideration transferred to the holders of Class A
     Preferred Stock............................................             --          29,814              --
                                                                   ------------    ------------    ------------

  NUMERATOR FOR BASIC EARNINGS PER SHARE--INCOME AVAILABLE TO
     COMMON STOCKHOLDERS........................................          3,528          55,163          48,082
  Effect of dilutive securities:
     Preferred dividends........................................             --          29,915          13,642
  Excess of the carrying amount over the fair value of the
     consideration transferred to the holders of Class A
     Preferred Stock............................................             --         (29,814)             --
                                                                   ------------    ------------    ------------

  NUMERATOR FOR DILUTED EARNINGS PER SHARE--INCOME AVAILABLE TO
     COMMON STOCKHOLDERS AFTER ASSUMED CONVERSIONS..............   $      3,528    $     55,264    $     61,724
                                                                   ------------    ------------    ------------
                                                                   ------------    ------------    ------------

Denominators:
  DENOMINATOR FOR BASIC EARNINGS PER SHARE--WEIGHTED-AVERAGE
     SHARES.....................................................     32,439,932      74,620,428      83,054,085
  Effect of dilutive securities:
     Dilutive stock options outstanding.........................     10,812,749       8,050,311       6,891,494
     Conversion of Class A Preferred Stock......................             --      43,836,840      52,602,630
                                                                   ------------    ------------    ------------
  Dilutive potential common shares..............................     10,812,749      51,887,151      59,494,124

  DENOMINATOR FOR DILUTIVE EARNINGS PER SHARE--ADJUSTED
     WEIGHTED-AVERAGE SHARES AND ASSUMED CONVERSION.............     43,252,681     126,507,579     142,548,209
                                                                   ------------    ------------    ------------

Basic earnings per share........................................   $        .11    $        .74    $        .58
                                                                   ------------    ------------    ------------
                                                                   ------------    ------------    ------------
Diluted earnings per share......................................   $        .08    $        .43    $        .43
                                                                   ------------    ------------    ------------
                                                                   ------------    ------------    ------------

                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                    QUARTER ENDED
                                                 ---------------------------------------------------
                                                 MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31     FULL YEAR
                                                 --------    --------    ------------    -----------    ------------
                                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
1998
Net sales.....................................   $583,285    $462,913      $364,749       $ 629,631      $2,040,578
Gross profit..................................     61,789      22,255         1,955          70,382         156,381
Net income (loss).............................     16,923      (7,043)      (21,081)         14,729           3,528
Diluted earnings per share....................       0.39       (0.16)        (0.49)           0.34            0.08

1997
Net sales.....................................   $546,859    $538,730      $496,443       $ 565,419      $2,147,451
Gross profit..................................     59,031      62,728        51,051          47,277         220,087
Net income (loss).............................     24,790      26,403        17,890         (13,819)         55,264
Diluted earnings per share....................       0.17        0.19          0.13           (0.18)           0.43

16. SUBSEQUENT EVENT (UNAUDITED)

     On March 5, 1999, American Axle & Manufacturing, Inc., the Company's wholly-owned subsidiary, issued $300,000,000 of 9.75% Senior Subordinated
Notes Due 2009 in a private placement pursuant to Rule 144A and Regulation S of the Securities Act of 1933. The net proceeds from the sale of the notes was approximately $289 million after deduction of discounts to the initial purchasers and other fees and expenses.

     Also in March 1999, the Company resyndicated its revolving receivables facility through its subsidiary, AAM Receivables Corp. In addition, this facility has been expanded from $125 million to $153 million.

     On April 1, 1999, the Company purchased two forging companies, Colfor Manufacturing, Inc. ("Colfor") and MSP Industries Corporation ("MSP"), for an aggregate cash purchase price of approximately $223 million. Colfor specializes in precision cold, warm and hot forgings and operates three manufacturing facilities in Ohio. Giving effect as of January 1, 1998 to Colfor's October 1998 acquisition of Valley Forge, Inc., Colfor's pro forma 1998 sales would have been approximately $126 million. MSP manufactures precision forged powertrain, driveline, chassis and other components using cold and warm forging processes at three manufacturing facilities in Michigan. MSP's 1998 sales were $56 million.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                              AMERICAN AXLE & MANUFACTURING
                                                      HOLDINGS, INC.
                                                        REGISTRANT

                                          By: /s/ Patrick S. Lancaster
                                              ----------------------------------
                                              Name: Patrick S. Lancaster
                                              Title: Secretary

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES INDICATED.

                SIGNATURE                                        TITLE                              DATE
------------------------------------------  ------------------------------------------------   ---------------

         /s/ Richard E. Dauch               Chairman of the Board of Directors, President       April 19, 1999
------------------------------------------  and Chief Executive Officer
             Richard E. Dauch


        /s/  Gary J. Witosky                Vice President--Finance and Chief Financial         April 19, 1999
------------------------------------------  Officer (in the capacity of principal financial
             Gary J. Witosky                officer and principal accounting officer)


       /s/     B.G. Mathis                  Director, Executive Vice President--                April 19, 1999
------------------------------------------  Administration and Chief Administrative Officer
               B.G. Mathis


      /s/   Glenn H. Hutchins               Director                                            April 19, 1999
------------------------------------------
            Glenn H. Hutchins


     /s/     Bret D. Pearlman               Director                                            April 19, 1999
------------------------------------------
             Bret D. Pearlman


    /s/     David A. Stockman               Director                                            April 19, 1999
------------------------------------------
            David A. Stockman

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                  AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.

                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

                                                                           ADDITIONS--
                                                             BALANCE AT    CHARGED TO    DEDUCTIONS--
                                                           BEGINNING OF    COSTS AND     SEE NOTE (1)   BALANCE AT END
PERIOD                                                        PERIOD        EXPENSES       BELOW           OF PERIOD
------                                                     ------------    ----------    -----------    --------------
                                                                                 (IN THOUSANDS)
Year Ended December 31, 1996............................      $1,000         $1,600        $     0          $2,600
Year Ended December 31, 1997............................      $2,600         $1,000        $   353(1)       $3,247
Year Ended December 31, 1998............................      $3,247         $3,497        $ 3,758(1)       $2,986

------------------
(1) Uncollectible accounts charged off net of recoveries.